April 1, 2020

Holden Lewis
Executive Vice President and Chief Financial Officer
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-1500

       Re: Fastenal Company
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 6, 2020
           File No. 000-16125

Dear Mr. Lewis:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 6. Selected Financial Data, page 21

1. The non-GAAP measure, free cash flow, on page 4 of your Annual Report to Shareholders is incorporated by reference into the Selected Financial
Data section. Please
      disclose why you believe this non-GAAP measure is useful to investors and, to the extent material, the additional purposes for which management uses this non-GAAP measure.
      Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Holden Lewis
Fastenal Company
April 1, 2020
Page 2

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769
with any questions.



FirstName LastNameHolden Lewis                          Sincerely,
Comapany NameFastenal Company
                                                        Division of Corporation
Finance
April 1, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName